Exhibit 99.2

TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three and six months ended June 30, 2025 and 2024

(Stated in United States dollars)

TABLE OF CONTENTS

Caution Regarding Forward-Looking Statements	3
Management’s Responsibility for Financial Statements	4
Overview	4
Overall Performance	7
Results of Operations	7
Summary of Quarterly Results	8
Liquidity and Capital Resources	10
Transactions with Related Parties	12
Risk Management	12
Off-Balance Sheet Arrangements	14
Disclosure of Outstanding Share Data	14
Critical Accounting Policies and Estimates	15
Commitments and Contingencies	18
Events Subsequent to the Six Months Ended June 30, 2025	19

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TRILLION ENERGY INTERNATIONAL INC.

MANAGEMENT DISCUSSION & ANALYSIS

For the three and six months ended June 30, 2025 and 2024

(Expressed in United States Dollars)

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is intended to provide readers of our financial statements with a narrative from the perspective of our management on our financial condition, results of operations, liquidity, and certain other factors that may affect our future results. This MD&A was prepared effective August 28, 2025.

Our MD&A should be read in conjunction with our unaudited condensed interim consolidated financial statements of Trillion Energy International Inc., (“Trillion Energy”, the “Company”, “we”, and “our”) and the related notes thereto for the three and six months ended June 30, 2025 and 2024, and the audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the related notes thereto. Unless otherwise noted, all currency amounts are in US dollars.

Caution Regarding Forward-Looking Statements

Certain statements in this report are forward-looking statements which reflect management’s expectations regarding future growth, results of operations, performance, business prospects and opportunities, the Company’s ability to meet financial commitments and its ability to raise funds when required. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations, or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance, or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management’s current views and are based on certain assumptions and speak only as of the date of this report. These assumptions, which include management’s current expectations, the global economic environment, and the Company’s ability to manage its operating costs, may prove to be incorrect. Several risks and uncertainties could cause actual results to differ materially from those expressed or implied by the forward-looking statements.

There is a significant risk that such forward-looking statements will not prove to be accurate. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Actual performance, achievement or other realities could differ materially from those expressed in, or implied by, any forward-looking statements or information in this MD&A and, accordingly, investors should not place undue reliance on any such forward-looking statements or information. Further, any forward-looking statement or information speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statements or information to reflect information, events, results, circumstances, realities or otherwise after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law, including securities laws. All forward-looking statements and information contained in this MD&A and other documents of the Company are qualified by such cautionary statements. New factors emerge from time to time, and it is not possible for management to predict all such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual realities to differ materially from those contained in any forward-looking statements.

In addition, forward-looking statements, and information herein, including financial information, is based on certain assumptions relating to the business and operations of the Company. Although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements and forward-looking information in this MD&A, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements and information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information contained in this MD&A.

3

Management’s Responsibility for Financial Statements

The information provided in this MD&A, including the audited consolidated financial statements, are the responsibility of management. In the preparation of these consolidated financial statements, estimates are sometimes necessary to make a determination of the future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed consolidated interim financial statements.

Overview

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company with operations primarily in Turkiye. The Company’s shares trade on the Canadian Securities Exchange under the symbol “TCF” where it was added to the CSE 25 Index. The Company also trades on the OTCQB under the symbol “TRLEF” and the Frankfurt exchange under the symbol Z620. A class of the Company’s warrants trade on the CSE under the symbol TCF.WT.

The Company is focused on oil and gas exploration in Turkiye. The Company has drilled six successful development gas wells (two in 2022 and four in 2023) at its conventional natural gas project, the SASB gas field located in the Black Sea, Turkiye, where it has initiated a multi-well development program. Trillion has a 49% interest in the SASB gas field. In addition, the Company produces oil from the Cendere field in Turkiye, a long-term low decline oil field where it holds a 19.6% (except three wells with 9.8%) interest.

Strategic Focus

Trillion’s strategy is to increase production at the SASB natural gas field and build shareholder value through a multi-well drilling program. Additionally, the Company is looking at additional opportunities in the Oil and Gas industry both in Turkiye and internationally.

After drilling five successful long reach directional wells and one re-completion at SASB, Trillion conducted several new perforations of existing wells and has installed velocity string (“VS”) production tubing during 2024 to address water-loading issues. During 2025, the Company intends to install pumps and gas lift to optimize production and reduce well downtime. Trillion’s priority is undertaking work programs to increase production and reduce downtime on the SASB Field to ensure all 6 previously drilled and completed wells are able to produce concurrently.

Trillions short term focus is on restoring and increasing production on eight wells at the SASB gas field, which have incurred significant downtime due to water loading issues, despite having considerable reserves.

For the 2026 SASB drilling program, several sidetrack wells have been engineered and are drill ready. These wells are expected to be drilled first, after the Company has addressed water loading issues in its current wells.

Developments of the Business

Trillion Energy International Inc. is an oil and gas producer in Europe. The Company’s current focus is on increasing conventional natural gas production at its SASB field located in the Black Sea, Turkey where it has initiated a multi-well development drilling program “the SASB Development Program”. In addition, it produces oil from the Cendere field, a long-term low decline oil field.

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During the six months ended June 30, 2025, in lieu of paying cash, the Company issued 27,270,905 shares to settle CAD$899,940 (US$649,851) in interest accrued on the Company’s convertible debentures. The Company also issued 2,575,754 shares to the convertible debentures holders as at extension fee for the extension of the maturity date from April 30, 2025 to July 31, 2025. On July 24, 2025, the maturity date was further extended to October 31, 2025.

The Company has also issued an aggregate of 5,156,160 shares in settlement of debt owed by the Company in the aggregate amount of CAD$211,313 (US$150,522) and issued 2,332,415 shares to Directors, Officers and employees in respect to fees due for services.

By December 2024 the Company announced it has successfully run 2 3/8 VS tubing in four existing wells, including three long reach wells on the Akcakoca Platform at the SASB Gas Field, Turkey.

In January, the Company ran VS on two tripod wells and stimulating all the wells to clean up the producing reservoirs, build pressure and increase production. Choke sizes are being adjusted to minimize water production and maximize gas production.

To improve VS performance results, the Company sought to put ESP pumps in certain wells, and has recently initiated gas lift on Akcakoca platform, to stimulate the VS into production.

Turkey

The Company primarily operates in Turkey, where it owns two key production assets; an interest in the producing Cendere oil field (“Cendere”) and a natural gas field located in the South Akcakoca Sub-Basin (“SASB” or the “SASB Gas Field”). Cendere is a mature long-term low decline oil field. The second asset is the SASB natural gas field, a producing shallow water development to which the Company is currently focused on increasing production by drilling new wells.

Cendere

The Company has a 19.6% interest in the Cendere oil field located in Southeast Turkey all except certain wells. At June 30, 2025, the gross oil production rate for the producing wells in Cendere was 610 bbls/day (barrels per day); the average daily 2025 gross production rate for the field was 627 bbls/day. At the end of June 2025, oil was sold at a price of approximately US$75.58 per barrel (“bbl”). Average oil price for 2025 was US$74.69 At June 30, 2025, the Cendere field was producing 83 barrels of oil per day net (after royalty) to the Company; and averaged 82 barrels per day during the six months ended June 30, 2025 net (after royalty) to the Company.

SASB

The Company’s interest in SASB is 49%. SASB has several natural gas fields, four production platforms plus 18 kilometers of subsea pipelines connecting the gas fields to an onshore gas processing facility. SASB is located off the North West coast of Turkey in the Black Sea. Total gross production to date from the four fields is over 43 billion cubic feet (“Bcf”).

The Company commenced the SASB Development Program during September 2022, at which time the Uranus Rig mobilized to the license block from Romania. The drilling rig was then positioned at the Akcakoca platform upon which it drilled South Akcakoca, re-completed Akcakoca-3, drilled Akcakoca West 1 and Guluc 2. In addition, Bayhanli 2 and Alapli 2 were drilled off different tripods. Those 5 new wells and one recompletion were put on production, thus generating revenue for the company. The wells experienced water loading due to the large production tubing size and currently all gas pay in the wells will be perforated and production tubing changed to a smaller diameter.

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As at June 30, 2025 the gross gas production rate for SASB was 0.012 MMcf/d, net to Company was 0.011 MMcf/d (after royalty). The current average daily 2025 gross production rate for the field was 0.188 MMcf/d and net to Company was 0.164 MMcf/d (after royalty).Currently natural gas is currently being sold at about US$10.80/mcf domestically in Turkey. The average monthly natural gas sale price year to date for 2025 was approximately US$10.01/ mcf. Quarterly production rates were significantly lower due to waterloading issues impacting gas flow.

Oil Exploration Licences M46c,d and M47

The Company conducted 2-D seismic exploration further to a farm-in agreement with Derkim Poliüretan Sanayi ve Ticaret A.S. to earn a 50% working interest in three oil exploration blocks (the “Farmin”) comprised of 151,484 hectares (374,325 acres), Southeastern Turkiye. The Company was unable to complete certain well drilling obligations on time and as a result was unable to fully meet its farm-in obligations. The Company has discontinued exploration activities on the block as a result and is seeking new farm-in agreement terms.

Bulgaria Coal bed methane license

In October of 2010, the Company was awarded an exploration permit for the “Vranino 1-11 Block”, a 98,205 acre oil and gas exploration land located in Dobrudja Basin, Bulgaria, by the Bulgarian Counsel of Ministers. On April 1, 2014, the Company entered into an Agreement for Crude Oil and Natural Gas Prospecting and Exploration in the Vranino 1-11 Block with the Ministry of Economy and Energy of Bulgaria (the “License Agreement”). The initial term of the License Agreement is five years. This five-year period will commence once the Bulgarian regulatory authorities approve of the Company’s work programs for the permit area and the Company completes an environmental impact assessment (“EIA”). The License Agreement (or applicable legislation) provides for possible extension periods for up to five additional years during the exploration phase, as well as the conversion of the License Agreement to an exploitation concession, which can last for up to 35 years. Under the License Agreement, the Company will submit a yearly work program that is subject to the approval of the Bulgarian regulatory authorities.

During the fall of 2022, the Company consulted with local counsel and an environmental consultant but was unable to determine whether it would be able to obtain the license. In October and November 2022, management made repeated efforts to obtain a visa to visit Bulgaria and seek clarification on the status of the license, however the visa applications were declined. The Company thus determined it would dispose of the Bulgaria property and that it would obtain the options to do so.

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Overall Performance

During the six months ended June 30, 2025, the Company recognized net income of $1,636,569 compared to a net income of $1,669,604 during the six months ended June 30, 2024. The change is primarily due to a lower deferred tax expense recognized during the current period, as well as a gain on debt settlement being recognized in the current period in comparison to a loss in the prior period.

The Company’s cash flow for the six months ended June 30, 2025 yielded a net decrease of $570,343 primarily as a result of the decrease in revenues. The Company also did not complete any stock offerings during the current period.

The Company’s total assets increased primarily as a result of an increase in the Company’s oil and gas assets due to continued work performed and the impact of hyperinflation.

The unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and are expressed in United States dollars.

Results of Operations

Six months ended June 30, 2025, compared to the six months ended June 30, 2024

The net income for the six months ended June 30, 2025 decreased by $33,035 to $1,636,569 compared to the net income of $1,669,604 recognized during the six months ended June 30, 2024.

Factors contributing to the net income for the six-month periods included the following:

Revenue

Revenues decreased by $989,598 from $2,565,064 for the six months ended June 30, 2024 to $1,575,466 for the six months ended June 30, 2025. The decrease observed was due to water loading of wells.

Expenses

For the six months ended June 30, 2025, the Company incurred production expenses related to its Turkey operations of $1,322,803 (2024 - $2,255,333), depletion charges for $113,494 (2024 - $232,095), depreciation expense of $37,757 (2024 - $45,162) and asset retirement obligation accretion expense of $131,780 (2024 - $128,265). Production expenses decreased by $932,530 as a result of a decrease in operations during the six months ended June 30, 2025. Depletion decreased by $118,601 as a result of the decrease in production during the period. The change in accretion of asset retirement costs of $3,515 was recognized primarily due to a change in estimate in 2025 relating to the discount rates used in the calculation.

For the six months ended June 30, 2025, the Company had general and administrative expenses of $1,702,029, compared to $3,419,947 for the six months ended June 30, 2024. The decrease is primarily due to a reduction in salaries and compensation from lower management and consulting fees.

Geological and geophysical expenses decreased to $30,819 for the six months ended June 30, 2025 from $912,760 during the same period in 2024. This was a result of decreased activity due to water loading of wells.

For the six months ended June 30, 2025, the Company recorded stock-based compensation of $16,959 compared to $368,825 for the six months ended June 30, 2024. Stock-based compensation is recognized due to the grant of RSUs and options to directors, officers and consultants of the Company pursuant to employment contracts and agreements between the parties. The decrease is due to 3,600,000 options granted in the prior period compared to Nil granted in the current period.

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Other Income (Expense)

For the six months ended June 30, 2025, the Company had other income of $4,715,911 compared to other income of $8,388,895 for the six months ended June 30, 2024. Other income for the six months ended June 30, 2025 consists mainly of a gain on net monetary position of $7,142,605 (2024 - $12,047,221). The net monetary gain is a result of Turkey being designated a hyper-inflationary economy as of April 1, 2022 for accounting purposes. This was partially offset by a foreign exchange loss of $1,353,627 (2024 - $1,907,028) and finance costs of $1,310,291 (2024 - $1,280,130) primarily as a result of interest and accretion recognized on loans payable and convertible debentures issued in 2023.

Total Assets

As at June 30, 2025, total assets increased by $604,162 from $54,864,568 as at December 31, 2024 to $55,468,730 as at June 30, 2025. The increase in total assets was primarily a result of an increase in oil and gas properties of $2,155,351 offset by a reduction in cash and cash equivalents, prepaid expenses, amounts receivable, and property and equipment. The increase in oil and gas reflect continued work performed in the Company’s SASB fields in Turkey and the effect of hyperinflation.

Total Non-current Liabilities

Total non-current liabilities as at June 30, 2025 increased by $1,111,902 from $10,170,168 as at December 31, 2024 to $11,282,070 as at June 30, 2025. The increase in total non-current financial liabilities was primarily due to an increase in asset retirement obligations and deferred tax liability, offset by a decrease in the long-term portion of the lease liability.

Summary of Quarterly Results

The financial information in the following tables summarizes selected financial information for the Company for the last eight quarters which was derived from annual financial statements prepared in accordance with IFRS and are expressed in United States dollars.

	June 30, 2025 ($)	March 31, 2025 ($)	December 31, 2024 ($)	September 30, 2024 ($)
Revenue	636,530	938,936	2,110,078	2,325,694
Net Income (Loss)	(559,113)	2,195,682	(9,620,515)	(1,177,731)
Net Income (Loss) per share (basic and diluted)	(0.00)	0.01	(0.06)	(0.01)
Net and comprehensive income (Loss)	(2,478,213)	419,147	(9,640,143)	(2,358,571)

	June 30, 2024 ($)	March 31, 2024 ($)	December 31, 2023 ($)	September 30, 2023 ($)
Revenue	1,243,119	1,321,945	2,722,489	5,028,124
Net Income (Loss)	349,748	1,319,856	(7,375,974)	7,387,866
Net Income (Loss) per share (basic and diluted)	(0.00)	0.01	(0.08)	0.09
Net and comprehensive income (Loss)	1,208,526	(1,671,966)	(5,925,933)	6,528,318

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Summary of Results During Prior Eight Quarters

Net income decreased for the three months ended June 30, 2025 by $2,754,795 compared to the three months ended March 31, 2025, from a net income of $2,195,682 to a net loss of $559,113. The decrease is primarily due to a deferred tax expense of $1,161,339 recognized in the three months ended June 30, 2025 compared to a deferred tax expense of $137,828 during the three months ended March 31, 2025. The Company also recognized a gain of $2,504,987 recognized in the current period as a result of hyperinflationary accounting compared to a gain of $4,637,618 in the three months ended March 31, 2025.

Net income increased for the three months ended March 31, 2025 by $11,816,197 compared to the three months ended December 31, 2024, from a net loss of $9,620,515 to a net income of $2,195,682. The Company did not recognize impairment on its oil and gas assets in the current period, compared to an impairment charge of $9,892,000 recognized in the previous quarter. The Company also recognized a gain of $4,637,618 recognized in the current period as a result of hyperinflationary accounting compared to a gain of $2,259,183 in the three months ended December 31, 2024.

Net loss increased for the three months ended December 31, 2024, by $8,442,784 compared to the three months ended September 30, 2024, from a net loss of $1,177,731 to a net loss of $9,620,515. The increase is primarily due to an impairment on oil and gas assets of $9,892,000 recognized in the current period, coupled with a gain of $2,259,183 recognized in Q4 as a result of hyperinflationary accounting compared to a gain of $4,125,084 in the three months ended September 30, 2024. Furthermore, a foreign exchange loss of $1,154,268 was recorded for the three months ended December 31, 2024 compared to a loss of $720,213 in the prior quarter. Furthermore, the Company earned $2,110,078 in revenues during the current quarter compared to $2,325,694 in the prior quarter.

Net loss increased for the three months ended September 30, 2024, by $1,527,479 compared to the three months ended June 30, 2024, from a net income of $349,748 to a net loss of $1,177,731. The decrease is primarily due to a gain of $4,125,084 recognized in Q3, 2024 as a result of hyperinflationary accounting compared to a gain of $5,697,856 in the three months ended June 30 2024. Furthermore, the Company recorded deferred income tax expense of $2,030,631 in Q3 compared to $1,067,016 in Q2 2024.

Net income decreased for the three months ended June 30, 2024, by $970,108 compared to the three months ended March 31, 2024, from a net income of $1,319,856 to a net income of $349,748. The decrease is primarily due to a gain of $5,697,856 recognized in Q2 2024 as a result of hyperinflationary accounting compared to a gain of $6,349,365 in the three months ended March 31, 2024. Furthermore, a foreign exchange loss of $1,341,115 was recorded for the three months ended June 30, 2024 compared to a loss of $565,913 in the prior quarter. Furthermore, the Company earned $1,243,119 in revenues during the current quarter compared to $1,321,945 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $1,067,016 in Q2 2024 compared to $854,952 in Q1 2024.

Net income increased for the three months ended March 31, 2024, by $8,695,830 compared to the three months ended December 31, 2023, from a net loss of $7,375,974 to a net income of $1,319,856. The increase is primarily due to a gain of $6,349,365 recognized in Q1 2024 as a result of hyperinflationary accounting compared to a gain of $1,845,256 in the three months ended December 31, 2023. Furthermore, a foreign exchange loss of $565,913 was recorded for the three months ended March 31, 2024 compared to a loss of $3,166,878 in the prior quarter. Furthermore, the Company earned $1,321,945 in revenues during the current quarter compared to $2,722,489 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $854,952 in Q1 2024 compared to $1,860,326 in Q4 2023.

Net loss increased for the three months ended December 31, 2023, by $14,763,840 compared to the three months ended September 30, 2023, from a net income of $7,387,866 to a net loss of $7,375,974. The increase is primarily due to a gain of $10,625,159 recognized in Q3 as a result of hyperinflationary accounting compared to a gain of $1,845,256 in the three months ended December 31, 2023. Furthermore, a foreign exchange loss of $3,166,878 was recorded for the three months ended December 31, 2023 compared to a loss of $1,892,112 in the prior quarter. Furthermore, the Company earned $2,722,489 in revenues during the current quarter compared to $5,028,124 in the prior quarter. Additionally, the Company recorded deferred income tax expense of $1,860,326 in Q4 2023; no tax expense was recognized for Q3 2023.

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Net loss increased for the three months ended September 30, 2023, by $9,668,252 compared to the three months ended June 30, 2023, from a net loss of $2,280,386 to a net income of $7,387,866. The change is primarily due to a foreign exchange loss $1,892,112 recognized in Q3 of as a result of the weakening Turkish currency compared to the US dollar. Further, a gain of $10,625,159 was recognized during Q3 as a result of hyperinflationary accounting compared to a gain of $3,804,714 for the three months ended June 30, 2023

Liquidity and Capital Resources

The following table summarizes our liquidity position in USD:

	June 30, 2025	December 31, 2024
Cash and cash equivalents	28,865	599,208
Working capital deficit	(29,782,966)	(27,931,650)
Total assets	55,468,730	54,864,568
Total liabilities	42,387,136	40,715,360
Stockholders’ equity	13,081,594	14,149,208

As at June 30, 2025, working capital deficit was $29,782,966 in comparison to a working capital deficit of $27,931,650 as at December 31, 2024. The $1,851,316 increase in working capital deficit is primarily attributable to a decrease in cash of $570,343, decrease in accounts receivable by $509,818, decrease in prepaid expenses of $211,216, increase in accounts payable and accrued liabilities of $761,707, and increase in convertible debentures of $734,191. This was partially offset by a decrease in loans payable of $932,141.

The Company will continue to develop the SASB wells to enhance production through artificial lift and look for new oil and gas opportunities to develop more revenue producing assets.

Operating, Investing and Financing Activities

The chart below highlights the Company’s cash flows:

	June 30, 2025	June 30, 2024
Net cash provided by (used in):
Operating activities	845,341	(2,634,569)
Investing activities	(385,429)	(14,649)
Financing activities	(997,601)	1,495,876
Effect of exchange rate on cash and cash equivalents	(32,654)	213,164
Increase (decrease) in cash, cash equivalents, and restricted cash	(570,343)	(940,178)

Cash Used in Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2025 was $845,341, compared to net cash used of $2,634,569 for the six months ended June 30, 2024. The current period’s net income of $1,636,569 was coupled with $2,598,960 in changes in working capital items and offset by $3,390,188 in net non-cash items. The previous period’s net income of $1,669,604 was coupled with $3,406,992 in changes in working capital items and offset by $7,711,165 in net non-cash items for the six months ended June 30, 2024.

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Cash Provided by and Used in Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025, was $385,429, compared to $14,649 used for the six months ended June 30, 2024. Oil and gas properties expenditures decreased to $557,669 from $777,361 in the comparative period, while property and equipment expenditures decreased to $3,975 from $4,751 in the prior period. The Company received $290,821 in advances from its JV partners in comparison to $Nil in the comparative period. The company also received $422,294 from the sale of oil and gas assets in the comparative period versus $Nil in the current period.

Cash Used in Financing Activities

We have funded our business to date from sales of our common stock through private placements and loans.

Net cash used in financing activities for the six months ended June 30, 2025, was $997,601 relating to the repayment of loans and leases payments made. Net cash provided by financing activities for the six months ended June 30, 2024 was $1,495,876. This was comprised of $1,557,979 in proceeds received in private placements, net of share issuance costs, coupled with $73,352 in loans received and partially offset by $135,455 in loan and lease payments made.

Future Operating Requirements

Our current plan of operation is to increase production from the SASB field through artificial lift and smaller production tubing to ramp up cashflow to use cashflow to improve working capital. The funding for this plan and to pay down accounts payable will come from existing revenues streams, proceeds from sale of excess inventory from the previous drilling program and renegotiate maturing convertible debt and finding additional opportunities in the Oil and Gas industry. Through these developments, the Company believes this will be sufficient to improve working capital to a manageable level. Renegotiation of maturing convertible debt was finalized on July 24, 2025, and includes the extension of the maturity date by three months.

Once we have brought production levels up to the anticipated levels we shall plan the continuation of drilling production wells extensions at SASB to increase gas production, if and when cash is available. Each sidetrack well is expected to cost US $2.5 -$4 million net to Trillion. Up to 10 sidetracks will be drilled, if and when cash is available from operations. As each of the wells is expected to generate cashflow as they are brought online and as cash receipts from production are obtained on a monthly basis, our cash position will be enhanced and capital outlays will be covered, such that increasing sales revenue will contribute positively to the Company’s working capital and future anticipated capital expenditures.

As of June 30, 2025, the Company had unrestricted cash of $28,865 and current liabilities of $31,105,066, which is not sufficient to cover its plan of operations over the next 12 months and accordingly, the Company anticipates selling inventory, and plans to raise further funds in the short term. The Company is looking for additional opportunities both in Turkey and internationally to develop the Company’s asset base.

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Transactions with Related Parties

Name	Relationship	Share based (‘000) $	Salary, bonuses & directors fees (‘000) $	Total (‘000) $
David M. Thompson	Director and Interim CFO	5	120	125
Burak Terzi	Chief Commercial Officer (“CCO”)	–	91	91
Scott Lower	President	–	135	135
Sean Stofer	Director & Chairman	6	16	22
Jay Park	Director	6	16	22
Other	Close family	–	107	107

At June 30, 2025, notes receivable included $37,172 (December 31, 2024 – $37,172) to related parties.

At June 30, 2025, accounts payable and accrued liabilities included $688,459 (December 31, 2024 – $422,564) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the six months ended June 30, 2025, management fees and salaries of $199,263 (2024 – $377,399), director fees of $43,200 (2024 – $67,200), consulting fees of $241,557 (2024 – $219,020), and stock-based compensation of $16,959 (2024 – $289,364) were incurred to related parties.

During the six months ended June 30, 2025, the Company issued 886,000 shares (2024 – 1,509,610) to directors and close family of directors for services performed. The shares issued during the six months ended June 30, 2024 were also for RSUs which were granted and vested in previous periods.

During the six months ended June 30, 2025, the Company issued 1,273,413 shares (2024 – Nil) to officers for services performed and 173,002 shares (2024 – Nil) to settle obligation to issue shares that existed in prior periods.

During the six months ended June 30, 2025, the Company sold equipment to a related party with a book cost net of accumulated depreciation of $34,386 to settle accounts payable of $96,993 (2024 – Nil) and recognized a gain on settlement of $62,607 (2024 – Nil).

During the six months ended June 30, 2025, the Company issued 477,273 shares (2024 - 4,906,847) and Nil (2024 – 4,076,302) units with a fair value of $19,091 (2024 - $836,921) and $Nil (2024 - $327,388), respectively, to related parties of the Company to settle accounts payable of $15,750 (2024 - $800,958) and obligation to issue shares of $Nil (2024 - $146,401) and recognized a loss on settlement of $3,341 (2024 - $216,951).

As at June 30, 2025, loans payable included CAD$246,813 (USD$180,789) (December 31, 2024 – CAD$252,743 (USD$191,811)) due to related parties. The loans payable are unsecured, bears interest ranging from 6% - 12% per annum and have maturity dates ranging from December 31, 2024 to December 27, 2026.

As at June 30, 2025, $12,000 (December 31, 2024 – $6,000) in shares were owed to an officer of the Company.

Risk Management

The Company is exposed to varying degrees to a variety of financial instrument and other risks:

Foreign currency risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at June 30, 2025 and December 31, 2024, significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $1,655,481 at June 30, 2025 (December 31, 2024 – $1,681,841).

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

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The Company is subject to credit risk on its cash and cash equivalents and amounts receivable which consists primarily of trade receivables and notes and amounts receivable for equity issued. The Company limits its exposure to credit loss on cash and cash equivalents by placing its cash with a high-quality financial institution. Exposure to credit loss notes and amounts receivable for equity issued is limited by entering into these types of transactions with related parties and entities that are well known to the Company.

The Company only has two customers. The Company mitigates credit risk by evaluating the creditworthiness of customers prior to conducting business with them and monitoring its exposure for credit losses with existing customers. One of the customers is the largest oil refinery in Turkey. The other customer provides letters of credit to be used by the Company in the event of default. As at June 30, 2025, all of the Company’s trade receivables are current (< 30 days outstanding).

The Company’s maximum credit exposure is $936,695 (December 31, 2024 – $2,051,297).

Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company does not have significant debt facilities with variable interest rates and is therefore not exposed to interest rate risk.

Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible. The Company anticipates increases in revenue in future periods resulting from the completion of an additional well subsequent to the period end. Historically, the Company’s sources of funding has been through equity and debt financings. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant debt or equity funding.

General risks

Petroleum and natural gas exploration and production can involve environmental risks such as litigation, physical and regulatory risks. Physical risks include the pollution of the environment, climate change and destruction of natural habitat, as well as safety risks such as personal injury. The Company works hard to identify the potential environmental impacts of its new projects in the planning stage and during operations. The Company conducts its operations with high standards in order to protect the environment, its employees and consultants, and the general public. We maintain current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations. Without such insurance, and if the Company becomes subject to environmental liabilities, the payment of such liabilities could reduce or eliminate its available funds or could exceed the funds the Company has available and result in financial distress.

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Climate change risks

Our exploration and production infrastructure and other operations and activities emit greenhouse gasses (“GHG”) which may require us to comply with federal and/or provincial GHG emissions legislation. Climate change policy is evolving at regional, national and international levels, and political and economic events may significantly affect the scope and timing of climate change measures that are ultimately put in place to prevent climate change or mitigate our effects. The direct or indirect costs of compliance with GHG-related regulations may have a material adverse effect on our business, financial condition, results of operations and prospects. Some of our significant facilities may ultimately be subject to future regional, provincial and/or federal climate change regulations to manage GHG emissions. In addition, climate change has been linked to long-term shifts in climate patterns and extreme weather conditions both of which pose the risk of causing operational difficulties.

Off-Balance Sheet Arrangements

During 2018 the Company entered into an agreement to grant to a consultant of the Company a 2% (two percent) gross overriding royalty on petroleum substances produced from certain of its currently undeveloped exploration properties, namely: Block 1-11 Vranino situated in Dobrich District, Bulgaria. The Grant of the royalty agreement was for services involving technical and corporate advisory services.

Disclosure of Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares of which 196,824,001 were issued and outstanding as of June 30, 2025. As of the date of this MD&A, the total number of outstanding common shares is 204,549,909.

As at June 30, 2025, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
64,000	0.40 CAD	July 31, 2025	64,000
50,000	1.50 CAD	July 26, 2025	50,000
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	200,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	500,000
2,050,000	0.20 CAD	March 8, 2027	2,050,000
7,050,000	0.14 CAD	August 12, 2029	7,050,000
10,614,000			10,614,000

As at the date of this MD&A, the following stock options were outstanding, entitling the holders thereof the right to purchase one common share for each option held as follows:

Outstanding	Exercise Price	Expiry Date	Vested
50,000	1.90 CAD	June 6, 2026	50,000
150,000	2.20 CAD	October 27, 2025	150,000
50,000	2.20 CAD	December 9, 2025	50,000
200,000	0.30 CAD	January 2, 2027	200,000
200,000	0.20 CAD	February 12, 2027	200,000
250,000	0.20 CAD	February 15, 2027	250,000
500,000	0.25 CAD	February 28, 2027	500,000
2,050,000	0.20 CAD	March 8, 2027	2,050,000
7,050,000	0.14 CAD	August 12, 2029	7,050,000
10,500,000			10,500,000

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As at June 30, 2025 and as at the date of this MD&A, the following warrants were outstanding, entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Outstanding	Exercise Price	Expiry Date
2,101,727	0.30 CAD	November 28, 2025
13,232,373	0.18 CAD	May 28, 2026
520,364	0.09 CAD	May 28, 2026
6,142,223	0.18 CAD	May 31, 2026
362,250	0.09 CAD	May 31, 2026
1,532,478	0.18 CAD	June 10, 2026
39,095	0.09 CAD	June 10, 2026
2,262,778	0.18 CAD	June 19, 2026
60,900	0.09 CAD	June 19, 2026
8,472,601	0.18 CAD	June 28, 2026
2,000,000	0.18 CAD	July 3, 2026
150,000	0.18 CAD	July 5, 2026
10,500	0.09 CAD	July 5, 2026
36,887,289

Critical Accounting Policies and Estimates

Our consolidated financial statements and accompanying notes have been prepared in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our consolidated financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe that our critical accounting policies and estimates include the following:

Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery to the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

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For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

Amounts Receivable

Amounts receivable consist of oil and gas receivables. The Company has classified these as short-term assets in the balance sheet because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

Oil and gas properties

Oil and gas properties (“O&G”) include development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in profit or loss as incurred.

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The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

Stock-based compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. The Company grants restricted share units (“RSUs”) and stock options to directors, officers, employees, and consultants. An individual is classified as an employee when the individual is an employee for legal or tax purposes or provides services like those performed by an employee.

The costs of equity-settled transactions with employees are measured by reference to the fair value at the date on which they are granted, using the Black Scholes valuation model. The costs of equity-settled transactions are recognized, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the “vesting date”). For cash settled share-based compensation, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled.

In situations where equity instruments are issued to non-employees and some or all of the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment.

The cumulative expense is recognized for equity-settled transactions at each reporting date until the vesting date reflects the Company’s best estimate of the number of equity instruments that will ultimately vest. The profit or loss charge or credit for a period represents the movement in cumulative expense recognized as at the beginning and end of that period, and the corresponding amount is represented in contributed surplus. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated statements of loss.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied provided that all other performance and/or service conditions are satisfied.

Where the terms of an equity settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original terms of the award are met. An additional expense or its reduction is recognized for any modification which increases or decreases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification. Where an award is cancelled by the Company or the counterparty, any remaining element of the fair value of the award is expensed immediately or reversed through profit or loss, depending on the type of cancellation. The dilutive effect of outstanding options is reflected as additional dilution in the computation of earnings per share whereas anti-dilutive options are ignored.

Consideration paid to the Company on exercise of hare-based awards is credited to share capital and the associated amount in option reserve is reclassified to share capital.

Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, was allocated to the attached warrants. Costs directly identifiable with share capital financing are charged against share capital. If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

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Hyperinflation in a subsidiary’s functional currency

IAS 29 provides guidance on when a hyperinflation economic environment exists. When hyperinflation is deemed to exist, the subsidiary’s financial statements are first restated before being translated into the consolidated financial statements. Comparative amounts are excluded from the restatement requirement when the presentation currency of the ultimate financial statements into which they will be included (USD) is non-hyperinflationary.

Monetary items are not restated because they are already expressed in terms of the monetary unit current at the end of the reporting period. Certain non-monetary items are carried at amounts current at the end of the reporting period, such as net realizable value and fair value, so they also are not restated. All other non-monetary assets and liabilities are restated in their functional currency so that all the items presented are equivalent to their current purchasing power at the end of the current reporting period. A non-monetary item once restated, in accordance with the appropriate IFRS’s, cannot exceed its recoverable amount.

Assets Held For Sale

Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable, the asset is available for immediate sale in its present condition and the sale is expected to be completed within one year from the date of classification.

Non-current assets held for sale are presented separately in current assets within the consolidated statements of financial position. Assets held for sale are measured at the lower of carrying amount and fair value less cost to sell, and are not depreciated, depleted or amortized. An impairment loss is recognized for any initial or subsequent write-down of the assets held for sale to fair value less costs to dispose. The comparative period consolidated statement of financial position is not restated.

Commitments and Contingencies

Close-out Fund:

During 2023, the Company and TPAO agreed to establish a close out-fund (the “Close-Out Fund”) in a US dollar bank account. The company has committed to contribute to the Close-Out Fund and is required to deposit 10% of natural gas revenue from the SASB project into the Close-Out Fund until an amount agreed to by both parties is attained. The amount accumulated in the Close-Out Fund will not be used for any purpose other than to cover the cost of close-out of the SASB project. As at June 30, 2025, the Company share of the Close-Out Fund amounted to $756, 507 (December 31, 2024 - $686,159).

Arbitration

The Company through its’ subsidiary PPE Turkey has advanced arbitration against an offshore drilling rig contractor for $20.3 million for gross negligent and breach of contract involving health and safety issues during the prior year drilling program resulting in loss and damages to Company (the “Trillion Losses”). Liability is not admitted, the litigation is at the inception, and thus, legal counsel has advised that it is too soon to predict the outcome or the quantum of damages that will be assessed. The Company is confident that its case has merit. In accordance with guidance for contingent assets and liabilities, no provision for any potential recovery of the Trillion Losses will be made until recovery is virtually certain. If the Company’s claim is successful, the award will exceed the amount, if any, that is payable to the drilling contractor in its claim.

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The Company’s subsidiary PPE Turkey is defending an action brought by the same drilling contractor in Europe to which it has advanced an arbitration claim, for drilling services seeking $3 million. This amount has fully been recorded in accounts payable in accordance with guidance as there is significant uncertainty as to the outcome of the arbitration.

Third party liability claim

The Company has included in accounts payable and accrued liabilities a potential liability for an invoice in the amount of $144,247, issued to a 3rd party with whom the Company previously had a farm-in arrangement. The vendor is claiming that the Company is liable given the previous relationship.

Dispute with former employees

The Company has filed claims against, and has received counter claims from, former employees. This dispute is ongoing, and the outcome cannot be predicted at this time.

Events Subsequent to the Six Months Ended June 30, 2025

On July 21, 2025, the Company issued 7,725,908 shares at $0.05 CAD to settle $386,295 CAD of debt.

On July 24, 2025, the Company signed a third supplemental debenture indenture with the convertible debenture holders to extend the maturity date from July 31, 2025 to October 31, 2025. Interest will continue to accrue at a rate of 12% per annum.

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